July 9, 2013 VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:    Anne Nguyen Parker

Re:	The WhiteWave Foods Company

Registration Statement on Form S-1

File No. 333-189338

Ladies and Gentlemen:

On behalf of The WhiteWave Foods Company (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”) relating to a proposed offering (the “Offering”) of shares of the Company’s Class A common stock, par value $0.01 per share (the “Common Stock”).

Amendment No. 1 is being filed in response to comments contained in the letter dated July 5, 2013 from Anne Nguyen Parker of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gregg L. Engles, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1 Filed June 14, 2013

Cover Page of Prospectus

1.	On the cover page, please identify by name the debt-for-equity exchange parties.

Response:	The Registration Statement has been revised in response to this comment. See the cover page and pages 9, 14, 180 and 183 of Amendment No. 1.

Securities and Exchange Commission

July 9, 2013

Principal and Selling Stockholders, page 164

Selling Stockholder, page 165

2.	Please provide us with an analysis as to whether the debt-for-equity exchange parties should also be named as selling security holders.

Response:	The Company respectfully submits that Dean Foods’ sale of Common Stock in the Offering should be viewed similarly to a “firm commitment” underwritten offering, in which a selling stockholder sells shares to an underwriter that, in turn, sells such stock to the public. Moreover, the characterization of the debt-for-equity exchange parties solely as underwriters in the offering is consistent with the positions taken by companies who have engaged in similarly structured transactions, as discussed below. Consistent with this view and for the reasons described below, the Company believes that the debt-for-equity exchange parties are properly characterized solely as underwriters and not as selling security holders.

As described in the Registration Statement, Dean Foods will transfer, in a private transaction, the Common Stock to the debt-for-equity exchange parties, which are expected to be two of the underwriters, in exchange for debt obligations of Dean Foods held by the debt-for-equity exchange parties. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, two of the underwriters, are expected to be the debt-for-equity exchange parties.

The debt-for-equity exchange parties, Dean Foods and, for limited purposes, the Company, will enter into an exchange agreement that outlines the terms and conditions of the debt-for-equity exchange. The exchange agreement will also establish the exchange ratio for the debt-for-equity exchange, which will be based on the expected fair market value of the Dean Foods debt being exchanged and the public offering price of the Common Stock, less the aggregate underwriting discounts and commissions for the Common Stock. On the date of the execution of the exchange agreement, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters, will sign an underwriting agreement with the debt-for-equity exchange parties, the Company and Dean Foods to conduct a public offering of the Common Stock to be received by the debt-for-equity exchange parties. The underwriters will then sell the shares of the Common Stock to the public. The debt-for-equity exchange is expected to occur on the settlement date of the Offering, immediately prior to the

Securities and Exchange Commission

July 9, 2013

settlement of the debt-for-equity exchange parties’ sale of the shares to the underwriters. Dean Foods expects to retire the debt obligations that it receives from the debt-for-equity exchange parties, and the debt-for-equity exchange parties will keep the net proceeds from the sale of the Common Stock by the underwriters.

The Company respectfully submits to the Staff that, for purposes of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), this entire transaction, including the debt-for-equity exchange, should be viewed as a “firm commitment” underwritten offering in which Dean Foods as selling stockholder will sell shares to the public through the debt-for-equity exchange parties and the underwriters. The only substantive difference between a firm commitment underwritten offering and the transaction at hand is that, instead of receiving a cash payment in exchange for the Common Stock that is eventually sold to the public, Dean Foods will receive debt obligations in exchange for the Common Stock, which obligations it then expects to retire. The debt-for-equity exchange and the subsequent sale of Common Stock to the public will occur on the same day, similar to a traditional firm commitment underwritten offering, where the placement of the offered stock to the underwriter and the sale of such stock by the underwriter to the public occurs on the same day. In addition, the aggregate value of the debt that Dean Foods will receive in the debt-for-equity exchange will equal the aggregate public offering price of such shares less the aggregate underwriting discounts and commissions for such shares, each as will be shown on the cover page of the prospectus for the Offering, which is similar to a traditional firm commitment underwritten offering, where the price for the sale of stock paid by the underwriter to a selling stockholder is based on the public offering price for the sale of such stock. Under the exchange agreement, the debt-for-equity exchange parties are not obligated to effect the debt-for-equity exchange unless all conditions to the underwriters’ obligations to effect the sale of the Common Stock to the public have been satisfied. Furthermore, the exchange agreement by its terms will automatically terminate if either the underwriting agreement is not executed or if the underwriting agreement is terminated following execution and prior to the closing of the sale of the Common Stock to the public. Therefore, the debt-for-equity exchange parties will not have any investment risk with respect to the shares of Common Stock acquired in the debt-for-equity exchange because they will sell such shares to the underwriters immediately after acquiring such shares pursuant to the underwriting agreement. If the sale to the underwriters under the underwriting agreement were not consummated, the debt-for-equity exchange parties would not receive shares of Common Stock.

Securities and Exchange Commission

July 9, 2013

In sum, as is the case in a traditional firm commitment underwritten offering by a selling shareholder, Dean Foods will ultimately bear the pricing and consummation risk for the sale of the Common Stock to the public. The Company notes that the characterization of the debt-for-equity exchange parties solely as underwriters in the offering is consistent with the positions taken by companies who have engaged in similarly structured transactions. See the sale of Class A common stock of Zoetis Inc. by Pfizer Inc. (File No. 333-183254), the sale of common stock of The Mosaic Company by Cargill, Incorporated (File No. 333-172253), the sale of common stock of SunCoke Energy, Inc. by Sunoco, Inc. (File No. 333-173022), the sale of common stock of AT&T Wireless Services, Inc. by AT&T Corp. (File No. 333-60472), the exercise of the over-allotment option in the sale of common stock of Agere Systems Inc. by Lucent Technologies Inc. (File No. 333-51594), and the sale of common stock of Medco Health Solutions, Inc. by Merck & Co., Inc. (File No. 333-86392) (registration withdrawn).

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402, email at erika.robinson@wilmerhale.com or facsimile at (202) 663-6363. Thank you.

Very truly yours,

/s/ Erika L. Robinson

Erika L. Robinson

cc:	Gregg L. Engles, Chief Executive Officer

Kelly J. Haecker, Chief Financial Officer

Roger E. Theodoredis, Executive Vice President, General Counsel

Rachel A. Gonzalez, Executive Vice President, General Counsel, Dean Foods Company